SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13G
                     Under The Securities Exchange Act of 1934

                                 (Amendment No. 1)


                               Pioneer Companies Inc.
                 _____________________________________________________
                                  (Name Of Issuer)
                                Class A Common  Stock
             _______________________________________________________________
                            (Title of Class of Securites)
                                      723643102
                                   (Cusip Number)


Check the following box if a fee is being paid with this statement .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see rule13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on the following page(s))

                                 Page 1 of  6 Pages


SEC 1745   (9-82)

CUSIP No.  723643102                 13G                     Page 2 of 6 Pages
                               Pioneer Companies Inc.

1  NAME OF REPORTING PERSON S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE
   PERSON.
            Chemical Banking Corporation - CBC
            Chemical Bank                -  CB

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (A)
                                                           (B)


3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
            Chemical Banking Corporation - CBC
            Chemical Bank                - CB

NUMBER
OF
SHARES     5 SOLE VOTING POWER
                      CBC    - 576,419
                       CB    - 576,419

BENEFICIALLY
OWNED BY   6 SHARED VOTING POWER
               NONE

EACH
REPORTING
PERSON    7 SOLE DISPOSITIVE POWER
                      CBC    - 576,419
                       CB    - 576,419

WITH      8 SHARED DISPOSITIVE POWER
            NONE

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      CBC   - 576,419
                       CB   - 576,419

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                      CBC - 6.75%
                       CB - 6.75%

12  TYPE OF PERSON REPORTING*
                      CBC - HC
                       CB - BK

                * SEE INSTRUCTION BEFORE FILLING OUT!

                       Pioneer Companies Inc.

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                         Schedule 13G Under
                 The Securities Exchange Act of 1934

                          (Amendment No. 1 )


Item 1(a).  Name of Issuer:        Pioneer Companies Inc.

Item 1(b).  Address of Issuer:     191 Mason Street
                                   Greenwich, Ct 06830
     Principal Executive Officer:  William R. Berkley, Chairman

Item 2(a).  Name of Person Filing: This notice is filed by CHEMICAL BANKING
                                   CORPORATION (CBC) and its wholly owned
                                   subsidiary, Chemical Bank (CB).

Item 2(b).  Address of Principal Business   CBC: 270 Park Avenue
                                         Office: New York, NY 10017
                                             CB: 270 Park Avenue
                                                 New York, NY 10017

Item 2(c).  Citizenship:                   CBC - Delaware
                                            CB - New York

Item 2(d).     Title of Class of Securities: Class A Par

Item 2(e).     CUSIP Number:   723643102

                         Pioneer Companies Inc.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [   ] Broker or dealer registered under Section 15 of the Act.

          (b) [ X ] Bank as defined in Section 3(a)(6) of the Act.

          (c) [   ] Insurance Company as defined in Section 3(a)(19) of the
                    Act.

          (d) [   ] Investment Company registered under Section 8 of the
                    Investment Company Act.

          (e) [   ] Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940.

          (f) [   ] Employee Benefit Plan, Pension Fund which is subject
                    to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund
                    [see Section 240.13d-1(b)(1)(ii)(F)].

          (g) [ X ] Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G).

          (h) [   ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

          (a)  Amount Beneficially Owned:    CBC - 576,419
                                              CB - 576,419

          (b)  Percent of Class:             CBC - 6.75%
                                              CB - 6.75%

          (c)  Number of shares as to which such person has:

               (i)     Sole power to vote or to direct the vote:
                                             CBC - 576,419
                                              CB - 576,419

              (ii)     Shared power to vote or to direct the vote:

                        Pioneer Companies Inc.


             (iii)    Sole power to dispose or to direct the disposition of:
                                            CBC - 576,419
                                             CB - 576,419

              (iv)    Shared power to dispose or to direct the disposition of:
                      None


Item 5.   Ownership of Five Percent or Less of a Class:
          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          The beneficial interest reported has been acquired through fiduciary relationships. Beneficial ownership of portions of the shares reported is shared with unaffiliated persons, none of whose beneficial ownership in the subject shares exceeds five percent of the issuers outstanding shares. On May 3, 1995 GEV Corporation changed its name to Pioneer Companies Inc. and effected a reverse split of 1 to 4

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

          Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CBC and its subsidiary, CB. In lieu of attaching an exhibit hereto, the identity of CB is as set forth on the cover page hereof. CB is classified as a Bank, as such term is defined in Section
          (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.   Identification and Classification of Members of this Group:

          Not applicable.

Item 9.   Notice of Dissolution of Group:

          Not applicable.

                            Pioneer Companies Inc.


Item 10.  Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated:    February 2,1996




 CHEMICAL BANK                         CHEMICAL BANKING CORPORATION

 /s/John B. Wynne                               /s/John B. Wynne
    John B. Wynne                                  John B. Wynne
    Corporate Secretary                            Corporate Secretary